SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. __)1

                                  NESTOR, INC.
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    641074109
                                 --------------
                                 (CUSIP Number)

                                                 Joel M. Handel, Esq.
   J. Steven Emerson               Brown Raysman Millstein Felder & Steiner, LLP
  1522 Ensley Avenue                               900 Third Avenue
Los Angeles, CA 90024                         New York, New York 10022
                                                   (212) 895-2000
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 October 9, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box
                      ----------

               Note.Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 6 Pages)


--------
1
     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                                                            641074109
--------------------------------------------------------------------------------


================================================================================

 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                           J. Steven Emerson Roth IRA

--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)-----
                                                                       (b)-----

--------------------------------------------------------------------------------

 3.  SEC USE ONLY

--------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS                                                        OO

--------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                -----

--------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

--------------------------------------------------------------------------------
                   |
                   |       7.  SOLE VOTING POWER                          - 0 -
      NUMBER OF    | -----------------------------------------------------------
                   |
        SHARES     |       8.  SHARED VOTING POWER                    6,284,013
                   |
     BENEFICIALLY  | -----------------------------------------------------------
                   |
    OWNED BY EACH  |       9.  SOLE DISPOSITIVE POWER                     - 0 -
                   |
      REPORTING    | -----------------------------------------------------------
                   |
     PERSON WITH   |      10.  SHARED DISPOSITIVE POWER               6,284,013
                   |
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      6,284,013

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                               -----

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          12.5%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                                OO

================================================================================

--------------------------------------------------------------------------------
CUSIP No.                                                            641074109
--------------------------------------------------------------------------------

===============================================================================

 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                J. Steven Emerson

--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)-----
                                                                       (b)-----

--------------------------------------------------------------------------------

 3.  SEC USE ONLY

--------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS                                                        OO

--------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                -----

--------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

--------------------------------------------------------------------------------
                   |
                   |       7.  SOLE VOTING POWER                          - 0 -
      NUMBER OF    | -----------------------------------------------------------
                   |
        SHARES     |       8.  SHARED VOTING POWER                    6,284,013
                   |
     BENEFICIALLY  | -----------------------------------------------------------
                   |
    OWNED BY EACH  |       9.  SOLE DISPOSITIVE POWER                     - 0 -
                   |
      REPORTING    | -----------------------------------------------------------
                   |
     PERSON WITH   |      10.  SHARED DISPOSITIVE POWER               6,284,013
                   |
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      6,284,013

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                               -----

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   12.5%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                               IN

================================================================================

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CUSIP No.                                                            641074109
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
-------  --------------------

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Nestor, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 400 Massasoit Avenue, Suite 200, Providence, Rhode Island 02914.

Item 2.  Identity and Background.
-------  ------------------------

     (a) The names of the persons filing this Statement are J. Steven Emerson Roth IRA (the "IRA") and J. Steven Emerson (collectively, the "Reporting Person").

     (b) The residence of the Reporting Person is 1522 Ensley Avenue, Los Angeles, California 90024.

     (c) Mr. Emerson is a private investor and a director of the Company.

     (d) The Reporting Person has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

     On October 9, 2002, all of the Common Stock held by NTS Investors, LLC (a Delaware limited liability company of which the Reporting Person was a member) was distributed to its members. The Reporting Person received 6,284,013 shares of Common Stock in the distribution. Other than the Reporting Person's initial investment of personal funds in NTS Investors, no additional funds or other consideration was used by the Reporting Person for the purpose of acquiring, holding, trading or voting the shares of Common Stock.

Item 4.  Purpose of Transaction.
-------  -----------------------

     The Reporting Person holds the shares of Common Stock owned by him for investment purposes. Except for actions which Mr. Emerson takes in his capacity as a director of the Company, as of the date hereof the Reporting Person has not formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person;
(h) causing a class of securities of the Company to be delisted from a national securities exchange or securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above. The Reporting Person reserves the right in the future to acquire or dispose of his shares of Common Stock, to propose or pursue any of the foregoing transactions or matters or change his intentions with respect to the matters referred to herein.

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CUSIP No.                                                            641074109
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Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

     (a) The IRA beneficially owns an aggregate of 6,284,013 shares of Common Stock, representing approximately 12.5% of the issued and outstanding shares of Common Stock. Mr. Emerson does not own any shares of Common Stock other then the 6,284,013 shares beneficially owned by him as owner of the IRA.

     (b) Mr. Emerson and the IRA share the power to vote and dispose of the 6,284,013 shares of Common Stock directly owned by the IRA.

     (c) During the 60 days preceding the filing of this Statement, the Reporting Person did not effect any transactions other than the transactions described in Item 3 of this Statement.

     (d) Not applicable.

     (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer.
-------  --------------------------------------------------------

     There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to securities of the Company.


Item 7.  Material to be filed as Exhibits.
-------  ---------------------------------

     None.

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CUSIP No.                                                            641074109
--------------------------------------------------------------------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 31, 2002




                                             By:    /s/ J. Steven Emerson
                                                 -------------------------------
                                                    J. Steven Emerson



                                             J. STEVEN EMERSON ROTH IRA


                                             By:   /s/ J. Steven Emerson
                                                --------------------------------
                                                    J. Steven Emerson